LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

May 21, 2010

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Registration Statement on Form S-1
Filed on: March 29, 2010
File No.: 333-165755

Remediation Services, Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009
Filed on: February 24, 2010
File No.: 000-52235
Dear Ms. Long:

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement that was originally filed on Form S-1 on March 29, 2010 (the “Registration Statement”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated April 23, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

General

1.	It appears that your primary standard industrial classification code number is no longer 3822. Please revise accordingly. In addition, please update the filing to reflect your recent name change.

The Company’s primary standard industrial classification code number prior to the consummation of the share exchange transaction was 1540.  Following the consummation of the share exchange, we believe the Company’s primary standard industrial classification code is 3822 (Environmental Controls). In accordance with the Staff’s request, we have updated Amendment No. 1 to reflect our recent name change.

2.	To the extent applicable, please provide updated financial statements and disclosures as required by Regulation S-X.

In accordance with the Staff’s request, we will provide updated financial statements and disclosures as required by Regulation S-X .

3.	Please disclose your year-end subsequent to the reverse merger.

In accordance with the Staff’s request, we have disclosed our year-end subsequent to the reverse merger.

4.
We encourage you to file all exhibits, including counsel’s legal opinion, as soon as possible.  We must review these documents before the registration statement is declared effective and we may have additional comments.

In accordance with the Staff’s request, we have filed all exhibits, except for counsel’s legal opinion, which we expect will be filed with the next amendment to the Registration Statement.

Prospectus Cover Page, page 5

5.
You disclose on the cover page that you have agreed to pay “certain” expenses in connection with the registration statement.  In the last paragraph on page 79, however, you disclose that you are required to pay “all fees and expenses incident to the registration” of the shares.  Please revise your disclosure to resolve this apparent inconsistency.

In accordance with the Staff’s request, we have revised the prospectus cover page accordingly.

Summary, page 1

Our Company, page 1

6.	Please disclose here that prior to the share exchange you were a shell company.

In accordance with the Staff’s request, we have disclosed in the “Summary” section that prior to the share exchange, we were a shell company.

7.
In the first paragraph, please revise your disclosure to emphasize that you are a holding company.  In addition, based on the subsidiaries’ relatively short operating histories, please provide a brief timeline of your operating history.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Note Regarding Forward-Looking Statements, page 4

8.
We note your reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995.  We also note your risk factor disclosure on page 17 to the effect that your stock is a penny stock: As the safe harbor is not available to penny stocks, please revise your disclosure accordingly.

In accordance with the Staff’s request, we have revised the disclosure to remove the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995.

The Offering, page 5

9.	With respect to the use of proceeds, please indicate that you may receive aggregate warrant exercise price proceeds of up to $24,948,986.75.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Risk Factors, page 6

10.	Please remove the third sentence in the introductory paragraph. All known material risks should be described. If risks are not deemed material, you should not reference them.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

11.	We note that you have described a number of risks in a manner that is too broad and generic. For example:

•	In “Key employees are essential to growing our business” risk factor on page 6, you do not describe why the loss of any of the identified employees would harm your business;

•
In “Our failure to protect our intellectual property...” risk factor on page 5 you discuss brand, trade name copyrights and other IP in very general terms not relatable to your business.  To the extent that you are rebranding the products you distribute for your customers and selling them under your trade name, please disclose and make similar disclosures throughout your prospectus.  In addition, it is not clear from your disclosures what portion of your revenues is derived from the software optimization business rendering difficult for an investor to assess the magnitude of the risks imposed by failure to protect your IP;

•
A number of risk factors appear redundant hindering an investor’s ability to focus on the actual risks.  For example, we note “If we are unable to establish appropriate internal financial reporting controls and procedures...” risk factor on page 8 and “If we fail to maintain an effective system of internal control over financial reporting.” risk factor on page 16.

Please revise your risk factor disclosure accordingly.  See Item 503(c) ofRegulation S-K.

In accordance with the Staff’s request, we have revised our risk factor disclosure accordingly.

We do not have a majority of independent directors…, page 7

12.
Please revise your disclosure to indicate, if true, that you have no independent directors.  Please make a similar disclosure in your “Board Composition” section on page 51, all in accordance with Item 407(a) of Regulation S-K.

In accordance with the Staff’s request, we have removed the risk factor disclosing we have no independent directors because we have recently appointed a majority of independent directors to our board of directors, as disclosed in Amendment No. 1.

13.	Please expand your disclosure to discuss the effects that Mr. Zuo’s large beneficial ownership alone (over 59%) may have on the company and its shareholders.

In accordance with the Staff’s request, we have added a risk factor disclosing the effects that Mr. Zuo’s large beneficial ownership may have on the Company and its shareholders.

Because we became a public company by means of a reverse merger, it may not be able to attract the attention of major brokerage firms, page 16

14.	Please identify the “[a]dditional risks” that may exist because of your reverse merger with a public shell.

We have removed the reference to the “[a]dditional risks” that may exist because of our reverse merger with a public shell.

MD&A

Results of Operations, page 25

15.
It appears to us that your current disclosures do not adequately explain the reasons for significant changes in your results of operations and liquidity during the periods presented.  Please revise your disclosure to:

•
Explain how and why you were able to increase revenues so significantly during the periods presented.  In this regard, it may be necessary to explain and quantify how you increased the size and scope of the projects you performed for your customers by addressing the impact of and the status of specific projects.

•	Disclose and discuss your backlog as of each balance sheet date.

•	Enhance your discussions of Cost of Sales and Gross Margin to further explain how they were impacted by increased revenues and other factors.

•	Disclose and discuss the expected impact of deferred costs and deferred revenues on future gross margins as of each balance sheet date.

•	Quantify each factor that impacted operating expenses during each period presented.

•	Disclose and discuss reasons for changes in days outstanding related to customer accounts and notes receivable during each period presented.

In accordance with the Staff’s request, we have enhanced our disclosure to provide a more detailed explanation concerning the reasons for significant changes in our results of operations and liquidity during the periods presented in our revised MD&A.  Specifically, we had provided additional information about the size and status of certain projects, deferred costs and deferred revenues and our gross margins.

16.
We note you recorded a VAT refund as other income.  Please revise your disclosures to explain how such refunds are determined and to explain the basis for your classification.  Also, please address whether you will continue to be eligible for refunds in future periods and the potential impact on your operations, if material.

In accordance with the Staff’s request, we have revised our disclosures to provide additional information and clarification about VAT refunds and their impact on our operations.

Liquidity and Capital Resources, -page 30

17.	Please disclose and discuss how you intend to use the proceeds you received from the private placement, including if you intend to repay the shareholder loans.

In accordance with the Staff’s request, we have revised our disclosure concerning the use of proceeds and repayment of shareholder loans.  Specifically, we intend to use the majority of the funds to build and develop a new manufacturing facility in China.  Additionally, we will use a portion of the fund to upgrade our software research and development department.  We do not intend to use any portion of the proceeds to repay the shareholder loans.

18.
We note your disclosure on page 29 indicating that you expect your research and development expense to increase in the coming periods.  We also note your disclosure on page 37 indicating that you are in discussions to invest in a manufacturing facility in China.  Please quantify these expected costs to the extent they may be material to your liquidity and capital resources and discuss how you expect to fund the costs.

As noted in our response to Staff comment number 17, we have revised our disclosure concerning the use the proceeds from our private placement and highlighted that these funds will be largely used for the construction of a manufacturing facility and to upgrade software research and development activities.  Although we expect these costs to be material, management is still in discussions and negotiation with relevant parties and is currently unable to quantify these expected costs.  As discussed above, we have revised our disclosures accordingly.

19.
Your disclosure on page F-46 indicates that the limit of your General Facilities was decreased from HK$15 million to HK$10 million.  Please discuss this decrease, the reasons for it, and the potential impact on your liquidity.  Additionally, please address the potential for further reductions.

In accordance with the Staff’s request, we have revised our disclosure to discuss the decrease in one of our credit facilities and the potential impact on our operations.

20.
We note your disclosures on page F-46 indicating that you must maintain a specified tangible net worth under your credit facility agreement.  Please disclose whether you complied with this covenant during the periods presented.  Additionally, if it is reasonably likely that you will not comply with any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  Also, please discuss the risks of non-compliance as well as any other significant restrictions.  See Sections 1.D and 1V.C of the SEC Interpretive Release No. 33-8350.

The bank has a requirement that we maintain a tangible net worth of at least HK$5 million (less than US$1 million). We readily meet this requirement and have complied with it during all periods presented.

In accordance with Sections 1.D and 1V.C of the SEC Interpretive Release No. 33-8350, there is a low risk of non-compliance, especially considering that our bank’s requirement for tangible net worth is far below our current tangible net worth. Additionally, we have a growing business and recently completed a financing of approximately US$27.56 million. Accordingly, even if the bank decided to cancel the whole facility, we expect it to have little or no impact on our operations. As discussed above, we have revised our disclosures accordingly.

Net Cash Provided by (used in) financing activities, page 32

21.
With respect to the shareholder outstanding debt, please tell us whether the loans were issued pursuant to a written agreement and to the extent applicable, please describe the material terms of the debt arrangement and file such agreements as exhibits to the registration statement.  Please make similar disclosures about the shareholder outstanding debt in the “Certain Relationships and Related Transactions” section on page 56, in accordance with Item 404(a) of Regulation S-K.

The loan from our Japanese shareholder was pursuant to a written agreement and, as requested, we have filed such agreement as an exhibit to Amendment No. 1.  There is no formal signed agreement for the loan between the Company and Mr. Zuo, our Chairman and CEO.

In accordance with Item 404(a) of Regulation S-K, we have made similar disclosures about the outstanding shareholder debt in the “Certain Relations and Related Transactions” section in Amendment No. 1, in accordance with Item 404(a) of Regulation S-K.

Description of The Business, page 33

Company Background page 33

22.
Please revise your disclosure to minimize the subjective language used to describe your business or the status of your business initiatives.  The use of such language impairs the ability of investors to objectively evaluate the disclosure regarding your performance and the stage of your business development.  For example, Please minimize the use of phrases such as:

•	You are a “pioneer” in modernizing China’s delayed coking industry;

•	That you have enhanced your reputation as an established “innovator” in the industry (see first paragraph on page 28);

•	You have “exerted tremendous efforts in analyzing the domestic market and have become “a leading distributor in China” (see second paragraph on page 27); and

•	You provide “invaluable” locally customized technical services (see first paragraph of “Distribution & Technical Services” discussion on page 38).

To the extent possible, please provide the basis for your statements and beliefs in an effort to substantiate them.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

23.
In plain English, briefly explain the delayed coking industry and how you are modernizing it.  Please ensure to provide background disclosure about the new technologies you refer to in your discussion, such as the “enclosed unheading units”, as well as discuss the “clean” aspects of these technologies.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Industry and Market Overview, page 35

24.
We note that the disclosures throughout your Business discussion, including “Our Company” discussion in the prospectus summary, incorporate statistical information, estimates and other industry data; however, you do not disclose the basis for some of the assertions made in your disclosure and it is unclear whether the cited information is publicly available or whether it was funded or paid by you.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true, or disclose the source.  Broad references to “other sources” or “industry sources” are inadequate and you should disclose the origin of your factual data.

Information disclosed in the “Industry and Market Overview” section is derived from the U.S. Energy Information Administration Report July 2009, which has been cited in the prospectus.

Enclosed Unheading Units, page 37

25.	Please discuss the alternatives to the delayed coking process and what the industry has accepted as the basic/standard process of refining crude oil.

In accordance with the Staff’s request, we have revised our disclosure to include the following summary of alternatives to the delayed coking process.

“A primary method in the refining industry of refining crude oil into gasoline, jet and diesel fuel requires a process known as delayed coking. A DCU (Delayed Coker Unit) is a severe form of thermal cracking requiring high temperatures for an extended period of time, heating crude oil to high temperatures and pumping it into large pressurized drums. This process breaks the heavy crude oil into lighter, more valuable fluids which are vaporized and removed, while the solid, unconverted, coal-like byproduct called "coke" remains in the drum. Due to the extreme temperatures required in the process and volume of the coke, unheading, or opening both the bottom and top of the drum to remove the coke, has the potential to be one of the most dangerous refinery operations and has been the cause of numerous severe accidents. This portion of DCU operations (drum switching and coke cutting) creates unique hazards, resulting in relatively frequent and serious accidents due to the significant hands on component required in the process. Historically, this manual, less efficient and dangerous method has been used in the process of delayed coking. We are providing a fully automated and totally enclosed process of delayed coking, eliminating exposure risks for the workers involved. We believe that this new delayed coking equipment will enjoy broad adoption by Chinese refineries (broad adoption has already occurred in US and European markets) due to its improved safety and efficiency.”

Client Relationship Advantages, page 39

26.
You disclose that you have agreements with the three largest industry leaders.  We also note Exhibits 10.5 through 10.11 to the registration statement; however, it is not readily apparent which exhibits represent these three agreements.  In addition, a number of these agreements do not appear in final form, have illegible text (see Exhibit 10.10), or appear to have expired (see Exhibit 10.9).

•	In an appropriate section of the filing, please include narrative disclosure of the material terms of these agreements.

•	Please file complete final copies of the agreements with your next amendment.

•	To the extent applicable, please comply with this comment with respect to “Our Suppliers” discussion on page 41 as it relates to the agreements with your suppliers.

In accordance with the Staff’s request, we have revised our disclosure to indicate that we have worked with the three largest industry leaders for almost 10 years.  We currently have agreements with AMPO S. Coop Poyam Valve (“AMPO”) and Deltavalve, a division of Curtiss-Wright Flow Control Corporation (“Deltavalve”).  Both AMPO and Deltavalve are equipment suppliers.  As such, we have added additional disclosure currently these relationships to our “Supplier Relationships” section in Amendment No. 1 and re-filed these agreements as exhibits to Amendment No. 1.

Research and Development, page 39

27.
Please disclose the “leading industrial research and development instructions” you have partnered with, as well as explain the types of standards you are trying to develop with your partners.  Clearly outline the role you play with respect to these R&D initiatives.

The leading industrial research and development institutions we partnered with are Luoyang Petrochemical Engineering Corporation, Sinopec Engineering Incorporation, which are R&D institutions wholly owned by SINOPEC; and China Huanqiu Contracting & Engineering Corporation, China Petroleum Pipeline Engineering Corporation, which are R&D institutions wholly owned by CNPC. These engineering companies are actually SINOPEC and CNPC’s R&D institutions. They assist SINOPEC and CNPC with the design and construction of both new and old production facilities. During this process, the Company’s role focuses primarily on assisting these companies with locating suitable products from around the world to complete various aspects of the facilities design.  For example, the Company uses its expertise in flow control equipment to help identify and select valves and other equipment that meet specific design requirements.

Specifically, our engineering staff may fully understand all specifications, budget parameters and functional project requirements.  We then use this understanding to find suitable products and suppliers.  As part of this process, we help our partners reduce costs by  designing and/or improving certain systems, including hydraulic systems, control systems, supporting bracket, and other systems.  Finally, we assist with the integration of these products within their core products. As discussed above, we have revised our disclosures accordingly.

Corporate Structure, page 40

28.
We note your disclosure on page F-57 of the Pro Forma Combined Financial Statements that you are a holding company “which through certain contractual arrangements with operating companies in the People’s Republic of China” provides downstream flow equipment and engineering services, and as a result of the share exchange you own 100% of the share capital of China LianDi’s subsidiaries and “Variable Interest Entities” indirectly.  Please revise your “Corporate Structure” disclosure to explain how you own 100% of the PRC operating entity.  In doing so, please address the aforementioned contractual arrangements as well as how you achieved 100% ownership of your foreign subsidiaries and the nature of such ownership.

As described in our Corporate Structure disclosure and as a result of the share exchange transaction, we are now a holding company, which through certain contractual arrangements with operating companies in the PRC, provides downstream flow equipment and engineering services to the leading petroleum and petrochemical companies in the PRC.  Following the share exchange transaction, we became the record and beneficial owner of 100% of the share capital of China LianDi and therefore own 100% of the share capital of its subsidiaries indirectly.

In accordance with the Staff’s request, we have revised our disclosure to our Pro Forma Combined Financial Statements to clearly indicate the details of China LianDi’s subsidiaries as of March 31, 2010.

Significant Customers page 41

29.	Please include appropriate risk factor disclosure regarding your substantial reliance on your two largest customers.

In accordance with the Staff’s request, we have added a risk factor regarding our substantial reliance on our two largest customers.

Audit Committee and Financial Expert, page 51

30.	Please note that the term “audit committee financial expert” is defined pursuant to Item 407(d)(5)(ii) of Regulation S-K, and not Item 401(h).

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Employment Agreements, page 52

31.
We note that you have filed a “Form of Employment Agreement” as Exhibit 10.4.  Since you disclose that you have entered into these agreements with each of Messrs. Zuo and Zhao, please file the final version of each employment agreement as an exhibit with your next amendment.

In accordance with the Staff’s request, we have filed the final version of each employment agreement as an exhibit to Amendment No. 1.

Certain Relationships and Related Transactions, page 56

TriPoint Capital Advisors, LLC, page 56

32.	Please disclose that TriPoint Global was your placement agent in the private placement.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Selling stockholders, page 58

33.
Please provide a materially complete description of the circumstances under which the selling security holders who were not participants in the February 2010 private placement received their securities.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Plan of Distribution, page 77

34.	Please identify Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities as underwriters, as you have identified them elsewhere as broker-dealers.

We have disclosed on the prospectus cover page and in the “Plan of Distribution” section of the Registration Statement that the selling stockholders (which include Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities) and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.

Historical Financial Statement

General

35.
Please be advised that, depending on the date your registration statement is declared effective, you may be required to include the historical financial statements of Remediation Services.  If your registration statement is declared effective:

•
prior to a date that the reverse acquisition is reflected in the historical financial statements, you will be required to include historical financial statements of Remediation Services for the periods required by Article 8 of Regulation S-X since it would be the “registrant”; or

•
subsequent to a date that the reverse acquisition is reflected in the historical financial statements, you will be required to include historical financial statements of Remediation Services if it is “significant” based on the provisions of Rule 3-05 of Regulation S-X.

We acknowledge the Staff’s comment and intend to file the Company’s Form 10-K for its year ended March 31, 2010 no later than June 30, 2010 and to include the reverse acquisition in the Company‘s historical financial statements.  If the Registration Statement is declared effective prior to the filing of the Company’s Form 10-K, we will include the historical financial statements of Remediation Services in the Registration Statement.

Consolidated Statements of Income and Comprehensive Income, page F-3

36.
Please revise your financial statements to separately state revenues and costs of sales from products and services.  Refer to Rules 5-03.1 and 2 of Regulation S-X.  This comment is also applicable to your interim financial statements.

We have revised the financial statements to separately state the revenues from products and services in accordance with Rules 5-03.1 and 2 of Regulation S-X. However, as the cost of revenue from services, which included primarily the relevant technical staff costs, was insignificant for all periods covered by the consolidated financial statements (less than 1% of the total cost of revenue), the cost of revenue from services has been included in general and administrative expenses on the consolidated statements of income and comprehensive income for the years ended March 31, 2009 and the nine months ended December 31, 2009. We will separately disclose the cost of revenue from services in our future financial statements as and when the cost of revenue from services is significant.

37.
If you provide updated historical financial statements that reflect the reverse acquisition, please present historical earnings per share disclosures as required by ASC Topic 260-10-50.  Otherwise, please present pro forma earnings per share disclosures that retro-actively reflect the reverse acquisition here and in your interim financial statements.

We have presented the pro forma earnings per share disclosures that retroactively reflect the reverse acquisition in the consolidated financial statements for the years ended March 31, 2009 and 2008, and in the interim financial statements.

Note 1 — Description of Business and Organization, Corporate Organization, page F-7

38.
Please disclose the nature and amount of consideration that Mr. Zuo exchanged to acquire the 40% minority interest on October 10, 2007.  Please also disclose the nature and amount of consideration, that SJ Asia Pacific Limited exchanged to acquire a 51% interest in China LianDi from Mr. Zuo on March 6, 2008.

Mr. Zuo acquired the 40% minority interest for US$1.00 in October 2007. SJ Asia Pacific Limited acquired 51% interest in China LianDi from Mr. Zuo in exchange for: (i) US$1.00; (ii) the commitment to investing HK$60,000,000 in China LianDi; and (iii) the financial support for China LianDi by way of an unlimited shareholder’s loan bearing interest at a rate not exceeding 5% per annum.  As such and in accordance with the Staff’s request, we have revised the disclosure accordingly.

Note 2— Summaries of Significant Accounting Policies, Revenue Recognition, page F-9

39.
Please revise your disclosures regarding multiple-deliverable arrangements to include a discussion of performance, cancellation, termination and refund-type provisions in these arrangements here, in your interim financial statements, and in MD&A.  Refer to ASC Topic 605-25-50.  Please better explain to us how you determined your unit of accounting, particularly in light of the separate sales.  Also, if applicable, please separately disclose retainages included in accounts receivable as of each balance sheet date in note 4 and in your interim financial statements.  Refer to Rule 5-02 of Regulation S-X.

We have revised the disclosures to include a discussion of performance, cancellation, termination and refund-type provisions to better explain the determination of our unit of accounting. We have also separately disclosed the retainages included in accounts receivable in note 4 and in the interim financial statements

40.	Please revise your disclosures regarding product only sales to clarify when title passes to customers here, in your interim financial statements, and in MD&A.

We have revised the disclosures to clarify when title passes to customers regarding product only sales.

Note 2 — Summaries of Significant Accounting Policies, Shipping and Handling Cost, page F-10

41.	Please disclose the financial statement line item that includes shipping and handling costs as required by ASC Topic 605-45-50-2 here and in your interim financial statements.

We have revised the disclosure to disclose the line item that includes shipping and handling costs as required by ASC Topic 605-45-50-2.

Note 3 - Restricted Cash, page F-17

42.
Based on your disclosures related to restricted cash, please clarify and explain why you believe reflecting changes in restricted cash under investing cash flows is appropriate.  This comment is also applicable to your interim financial statements.

Restricted cash included certificates of deposit issued by a bank, which we have held also for investing purposes. Accordingly, we believe classifying changes in restricted cash as investing activities is appropriate.

Note 6— Prepaid Expenses and Other Current Assets, page F-18

43.
Please clearly explain what ‘Other Receivables from Unrelated Entities’ represent Please disclose who the receivables are due from, how and why they arose, and their significant terms, including interest rates and maturity dates here and in your interim financial statements.

The other receivables represented temporary loans advanced to a customer, which were unsecured, non-interest bearing and repayable on demand. The other receivables were substantially repaid as of December 31, 2009. We have revised Note 6 to disclose the nature and terms of the other receivables.

44.	Please disclose the specific nature of the prepayments to suppliers, including the time-period when they are expected to be utilized here and in your interim financial statements.

The prepayments to suppliers represented deposits or advance payments made to suppliers for purchase of equipment for sales to customers and are expected to be utilized within one year. We have revised Note 6 to disclose the specific nature of prepayments to suppliers.

Note 9 — Intangible Assets, page F-19

45.	Please clarify the party from whom you acquired the software copyright, including any prior affiliation, and disclose its significant terms here and in your interim financial statements.

Our subsidiary, Beijing Jianxi acquired the software copyright pursuant to an agreement dated October 1, 2008 from Beijing Guotung Hi-Science Technology Development Ltd. (“Guotung”), which was unaffiliated to us at the time of the agreement. The agreement provides that the purchase price shall be based on the valuation of RMB40,800,000 performed by a third-party appraisal firm. The agreement stipulates that Guotung shall provide assistance for the registration of the software copyright in the name of Beijing Jianxi. The agreement also provides that Guotung shall dismiss all human resources for the business activities related to the software from the date Beijing Jianxi is granted the software copyright and at the same time, provide assistance for Beijing Jianxi to re-employ the necessary staff from Guotung to ensure a smooth transitioning of the activities related to the software. The agreement provides for Beijing Jianxi to pay the purchase price within 1 year from the date it obtains the software copyright, but no later than March 31, 2010.  As such and pursuant to the Staff comment, we have revised our disclosures accordingly.

Note 17 — Segment Data, page F-25

46.
Please provide us a comprehensive explanation of how you determined your operating segments and reportable segment.  If you aggregate operating segments into one reportable segment, please clarify that fact and provide us a comprehensive analysis that demonstrates that aggregation is appropriate.  Refer to ASC Topic 280.

According to ASC Topic 280, reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. We have primarily engaged in the delivering of petroleum and petrochemical equipment and provision of related technical services using our proprietary technology and know-how. Our business activities have all evolved around the development of delayed coking solutions (equipment, services and/or software) for petrochemical, petroleum and other energy companies. Much of the information provided in our consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by our COMD. As a result, we operate and manage our business as a single operating segment.

Note l8 — Subsequent Events, page F-26

47.
We note your disclosures related to the private placement with certain accredited investors for the issuance and sale of units, including common stock, series A convertible preferred stock, and warrants.  Please provide us a comprehensive explanation of how you intend to account for the series A convertible preferred stock and the warrants, including your analysis of the appropriate classification of each based on the provisions of ASC Topics 480 and 815.

Allocation of Proceeds

In accordance with the guidance provided in ASC 470-20-30, we will first allocate the proceeds from the private placement between the common stock, the series A preferred stock and the warrants based on their estimated fair values as of the closing date.  Then the guidance provided in ASC 470-20-30-5 will be applied to the amount allocated to the series A convertible preferred stock, and the effective conversion price will be used, to measure the intrinsic value, if any, of the embedded conversion option. Any intrinsic value, limited to the amount of the proceeds allocated to the convertible preferred stock, will be recognized as a reduction to the carrying amount of the preferred stock and an addition to paid-in capital.

Classification of Series A Preferred Stock

We have evaluated the terms of the series A preferred stock and determined that it is not a derivative financial instrument in accordance with ASC 815-40-15.

We have evaluated the redemption provisions of the series A preferred stock. The series A preferred stock may only be redeemable, at the holder’s option, in the event that we cannot issue shares of common stock registered for resale under the registration statement upon a conversion because (i) we do not have a sufficient number of shares of common stock authorized and available; (ii) we are otherwise prohibited by applicable law, rules or regulations from issuing the common stock; or (iii) subsequent to the effective date of the registration statement, we fail to have a sufficient number of common stock registered for resale under the registration statement, provided that we shall have the sole option to pay the redemption price in cash or shares of common stock.

Because the event that may trigger redemption of the series A preferred stock, i.e. the delivery of registered shares, is not solely within our control, the series A preferred stock will be classified as mezzanine equity (out of permanent equity) in accordance with the requirement of ASC 480-10-S99.

Preferred Stock Accretion

We will not adjust the carrying value of the series A preferred stock to its redemption value or recognize any accretion charges until it is probable that the preferred stock will become redeemable in accordance with the requirements of ASC Topic 480-10-S99 with respect to SEC Staff Guidance on redeemable preferred stock.

Embedded Conversion Feature

Because the series A preferred stock does not contain a mandatory redemption feature and hence, is more similar to equity, the risks and economic characteristics of the preferred stock and its embedded conversion option are clearly and closely related. Therefore, the embedded conversion option of the series A preferred stock does not qualify for bifurcation in accordance with ASC 815-15-25.

Because the holders of the series A preferred stock may convert their shares at any time upon issuance, the beneficial conversion feature will immediately be recognized as a deemed dividend to those holders in accordance with ASC 470-20-35-7.

Warrants

We have evaluated the terms of the warrants issued in the private placement with reference to the guidance provided in ASC 815-40-15. We concluded that the warrants are indexed to our own stock, because the warrants have no contingent exercise provision and have fixed strike prices which are only subject to adjustments in the event of stock split, combinations, dividends, mergers or other customary corporate events. Therefore, the fair value of the warrants will be reported as equity instruments.

48.
We note your disclosures related to the registration rights agreement and the securities escrow agreement.  Please provide us a comprehensive explanation of how you intend to account for each agreement, including the authoritative accounting literature you are relying on.

Registration Payment Arrangements

We will account for the registration rights agreement in accordance with ASC 825-20, “Registration Payment Arrangements.” Our contingent obligation to make liquidated damages under the Registration Rights Agreement will be recognized and measured separately in accordance with ASC Subtopic 450-20, “Loss Contingencies.” If it is probable that we will be required to make any payments to the investors for non-fulfillment of the conditions provided for in the Registration Rights Agreement, an estimate of the contingent payment will be made and accrued for in our financial statements.

Securities Escrow Agreement

Historically, SEC staff expressed the view that an escrow share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory, equivalent to a reverse stock split followed by the grant of a restricted stock award under a performance-based plan.

However, at the EITF meeting held on June 18, 2009 (EITF Topic No. D-110, codified by FASB ASU No. 2010-05 and included under ASC 718-10-S99), the SEC Staff announced that when evaluating whether the presumption of compensation has been overcome, the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment, should be considered.

Accordingly, we have evaluated the terms of the securities escrow agreement based on the guidance provided in ASC 718-10-S99. We concluded that because the escrowed shares would be released to our principal stockholder or distributed to the investors without regard to the continued employment of any of our directors of officers, the arrangement is in substance an inducement to facilitate the private placement, rather than as compensatory. As such, we will account for the escrowed share arrangement under the securities escrow agreement according to its nature and reflect it as a reduction of the proceeds allocated to the newly issued securities in the private placement.

Note 5 —Notes Receivable, page F-44

49.
We note your disclosures related to notes receivable.  Please clarify and explain what customer(s) the notes are due from and the reasons why notes receivable were obtained.  To the extent that the notes are due to any concerns or risks regarding customer collectability, please address that fact and any additional potential uncertainties related to that customer or any other customers in MD&A.

The bank acceptance note outstanding at December 31, 2009 was received from an ordinary customer who transferred the note to us by endorsement for settlement of our sales in the ordinary course of business. In the PRC, it is a common and widely used practice to transfer bank acceptance notes by endorsement for purposes of settlement. The bank acceptance note receivable as of December 31, 2009 was not obtained or demanded by us out of any concern or risk regarding customer collectability.

Pro Forma Combined Financial Statements, page F-54.

Pro Forma Consolidated Income Statement, page F-56

50.
It appears to us that you should also include a pro forma income statement for the year ended March 31, 2009; however, we note that if you provide updated financial statements you will only need to include a pro forma income statement for the year ended March 31, 2010, assuming you continue to report with a March 31 fiscal year end.  Please revise or update as appropriate.

In accordance with the Staff’s request, we have revised our Pro Forma Financial Statements to include a pro forma income statement for the year ended March 31, 2009.

Unaudited Notes to Pro Forma Combined Financial Statements, page F-57

51.
Since pro forma statements of income and any related earnings per share disclosures are required to present transactions as if they occurred at the beginning of the earliest period presented, it is not clear to us how you determined basic and diluted pro forma earnings per share in light of the issuance of the series A convertible preferred stock.  Please clarify or revise.

We have revised the pro forma statements to illustrate only the effects of the share exchange as a significant business combination transaction, and removed all references to the issuance and sale of the stock and warrants in the private placement, as we believe the share exchange and the private placement were two isolated transactions not conditional upon each other. Accordingly, we have revised the computation of the pro forma earnings per share to retroactively reflect the reverse acquisition of China LianDi by the Company (f/k/a Remediation Services, Inc.)

All share and per share data have been retroactively adjusted to reflect the reverse acquisition on June 26, 2009 whereby the 27,354,480 shares of common stock issued by the Company (nominal acquirer) to the shareholders of China LianDi (or the “nominal acquirer”) are deemed to be the number of shares outstanding for the period prior to the reverse acquisition.  For the period after the reverse acquisition, the number of shares considered to be outstanding is the actual number of shares outstanding during that period.

52.
We note your disclosure that as a result of the share exchange transactions you became the record and beneficial owner of 100% of the share capital of China LianDi and therefore own 100% of the share capital of its subsidiaries and Variable Interest Entities.  Please revise your disclosures to clearly indicate what those variable interest entities are, how you determined they are variable interest entities, what your accounting policies are for such entities, and why they are not disclosed in the historical financial statements.

In accordance with the Staff’s request, we have revised our disclosure to clearly indicate the details of China LianDi’s subsidiaries as of March 31, 2010.

53.
We note your disclosures that the unaudited combined income statement gives effect to the reverse acquisition of China LianDi by Remediation Services assuming that the reverse acquisition took place on January 1, 2010.  Please be advised, that to the extent you change the periods presented as noted above, pro forma income statements are required to give effect to transactions as if they occurred as of the beginning of the earliest period presented.  Please revise.

In accordance with the Staff’s request and as noted in our response to comment number 50, we have revised our Pro Forma Financial Statements to include a pro forma income statement for the year ended March 31, 2009.  As such, we have revised the pro forma statements assuming the reverse acquisition had took place as of the beginning of the earliest period presented.

Part II page II-1

Recent Sales of Unregistered Securities, page II-2

54.	We note disclosure that you entered into a placement agent agreement with TriPoint Global. Please tell us what consideration you have given to filing this agreement as an exhibit.

In accordance with the Staff’s request, we have filed the placement agent agreement with TriPoint Global as an exhibit to Amendment No. 1.

Undertakings, page II-4

55.	Please remove the undertakings set forth in Item 512(a)(6) of Regulation S-K, as well as the undertakings related to reliance on Rule 430B, as inapplicable.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Annual Report on Form 10-K for Fiscal Year Ended December 31 2009

General

56.	To the extent applicable, please address the above comments in your future filings.

We have noted the Staff’s comment and will address the above comments in our future filings.

Signatures, page 16

57.	Please ensure that your future annual reports are signed also by the chief accounting officer or controller of the company.

We have noted the Staff’s comment and our future annual reports will also be signed by the chief accounting officer or controller of the Company.

***

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212)407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Jianzhong Zuo
Jianzhong Zuo,
Chief Executive Officer

cc:	Mitchell S. Nussbaum